Exhibit 99.1

AirMedia Enters into Amendment No. 5 to Merger Agreement for Going Private Transaction

BEIJING, October 31, 2017 /PRNewswire/— AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that on October 31, 2017, it entered into Amendment No. 5 to the Agreement and Plan of Merger (the “Merger Agreement Amendment No. 5”) to amend that certain Agreement and Plan of Merger (the “Merger Agreement”), dated September 29, 2015, as amended, by and among the Company, AirMedia Holdings Ltd. (“Parent”) and AirMedia Merger Company Limited, a wholly owned subsidiary of Parent (the “Merger Sub”).

Parent and Merger Sub agreed to, on or prior to October 31, 2017, provide cash escrow or letter of credit in equivalent amount for the benefit of the Company as the collateral and security for the payment of the parent termination fee (if and when it is payable) pursuant to the Merger Agreement. Parent and Merger Sub could not arrange such cash escrow or letter of credit on or prior to October 31, 2017 due to regulatory and policy reasons. As Mr. Herman Guo Man, Ms. Dan Shao and Mr. Qing Xu (collectively, the “Buyer Group”) is committed to proceeding with the going-private transaction, the Buyer Group proposed to provide real properties owned by one member of the Buyer Group as an alternative collateral and security to the above arrangement, and the parties entered into the Merger Agreement Amendment No. 5 to reflect such alternative collateral and security.

The Company cautions its shareholders and others considering trading in the Company’s securities that the availability of the Buyer Group’s funding for the proposed transaction is subject to various conditions. There can be no assurance that all of the funding conditions will be satisfied or that the proposed transaction will be consummated.

In connection with the proposed transaction, the Company has previously filed a transaction statement on Schedule 13E-3, a preliminary proxy statement and related materials with the Securities and Exchange Commission, and expects to soon file an amendment to the Schedule 13E-3 and updated proxy materials with the Securities and Exchange Commission. The amendment to the Schedule 13E-3 will include description of the negotiation process of the alternative collateral and security arrangement as well as Merger Agreement Amendment No. 5 and the other security documents as exhibits to such filing.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec’s service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:

Richard Wu

Chief Financial Officer

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com

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